Exhibit 3.1

RA MEDICAL SYSTEMS, INC.
CERTIFICATE OF AMENDMENT
TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Ra Medical Systems, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

1.	The name of the Corporation is Ra Medical Systems, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 14, 2018.
2.

This Certificate of Amendment to Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware, by the Board of Directors and the stockholders of the Corporation.

3.

The terms and provisions of this Certificate of Amendment to Amended and Restated Certificate of Incorporation have been duly approved by the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228 of the General Corporation Law of the State of Delaware.

4.	Section 4.1 of Article IV of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read in its entirety as follows:

“Authorized Capital Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is three hundred ten million shares, consisting of three hundred million shares of Common Stock, par value $0.0001 per share (the “Common Stock”), and ten million shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).

Effective immediately upon the filing of Certificate of Amendment (the “Effective Time”), each twenty-five to seventy-five shares of Common Stock of the Company, par value $0.0001 per share, that are issued and outstanding on the Effective Time shall be reverse split and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock of the Company, par value $0.0001 per share, with the exact ratio within the twenty-five to seventy-five range to be determined by the Board of Directors of the Corporation prior to the Effective Time and publicly announced by the Corporation, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).  The Reverse Stock Split shall occur automatically without any further action by the Corporation or by the holders of the shares affected thereby and whether or not the certificates representing such shares immediately prior to the Effective Time (the “Old Certificates”) are surrendered to the Corporation.  The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation. The Reverse Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the exchange and subdivision. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Board of Directors of the Corporation. Following the Effective Time, each Old Certificate shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined and exchanged, subject to the elimination of fractional share interests as described above, until such time as such Old Certificate has been surrendered to the Corporation.”

5.

On November 14, 2020, the Board of Directors of the Corporation determined that each twenty-five (25) of the Corporation's Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.0001 per share. The Corporation publicly announced this ratio on November 16, 2020.

6.	This Certificate of Amendment shall become effective on November 16, 2020 at 4:01 p.m. Eastern time.

[signature page follows]

IN WITNESS WHEREOF, Ra Medical Systems, Inc. has caused this Certificate of Amendment of Certificate of Incorporation to be signed by Jonathan Will McGuire, a duly authorized officer of the Corporation, on November 14, 2020.

/s/Jonathan Will McGuire____________________

Jonathan Will McGuire,

Chief Executive Officer

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